EXHIBIT 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: 617.668.6855

pkehe@dynasil.com

Dynasil Corporation of America Reports

Second Quarter Fiscal 2019 Results

Newton, MA, May 14, 2019 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced second quarter fiscal 2019 results.

Second Quarter Fiscal 2019 Results

Consolidated revenue was $11.5 million for the three months ended March 31, 2019. This $1.2 million or 12% revenue increase resulted from both a 5% increase in Optics segment revenue and a 22% increase in Innovations and Development segment revenue each as compared to the quarter ended March 31, 2018.

Gross profit for the quarter ended March 31, 2019 was $4.4 million, or 38% of revenue, as compared to the gross profit of $3.9 million, or 38% of revenue for the quarter ended March 31, 2018.

Total operating expenses were $4.0 million for the three-month period ended March 31, 2019, a 3% increase over the $3.9 million in operating expenses for the three months ended March 31, 2018. The increase was attributable to our continued investments in our new initiatives, including promotional activities from our new marketing team along with higher patent and recruiting expenses.

Income from operations for the quarter ended March 31, 2019 was $0.3 million, compared with $0.1 million for the quarter ended March 31, 2018.

Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended March 31, 2019
	Optics	Innovation and Development*	Biomedical	Total
Revenue	$6,226,000	$5,306,000	$-	$11,532,000
Gross profit	2,159,000	2,199,000	-	4,358,000
GM %	35%	41%	-	38%
Operating expenses	1,871,000	2,141,000	22,000	4,034,000
Operating income (loss)	$288,000	$58,000	$(22,000)	$324,000

Results of Operations for the Three Months Ended March 31, 2018
	Optics	Innovation and Development*	Biomedical	Total
Revenue	$5,910,000	$4,345,000	$-	$10,255,000
Gross profit	2,050,000	1,895,000	-	3,945,000
GM %	35%	44%	-	38%
Operating expenses	1,858,000	1,813,000	194,000	3,865,000
Operating income (loss)	$192,000	$82,000	$(194,000)	$80,000

*Formerly Contract Research

Net income for the three months ended March 31, 2019 was essentially breakeven, or $0.00 in basic earnings per share, compared to $1.3 million, or $0.08 in basic earnings per share, for the quarter ended March 31, 2018. The provision for income taxes for the second quarter of 2019 was approximately $0.2 million, whereas, during the quarter ended March 31, 2018, the Company had a tax provision benefit of $1.3 million primarily as the result of the estimate of the PATH 2015 R&E Tax Credit for the years 2012 thru 2016 that the Company was in the process of conducting in fiscal year 2018.

Plan to Deregister and Delist the Common Stock

On May 2, 2019, the Company announced that a Special Committee of independent directors has recommended, and its Board of Directors has approved, a plan to cease the registration of the Company’s common stock under the federal securities laws following the completion of a proposed reverse stock split transaction and to delist its shares of common stock from trading on the Nasdaq Capital Market. It is expected that this plan would be effectuated in late summer 2019, subject to Dynasil’s stockholders approving the proposed reverse stock split at a Special Meeting of Stockholders to be held for that purpose. The Company expects to file a preliminary proxy statement with the SEC later in May. Once available, the Company encourages investors to read the proxy statement.

As the Company is currently in a proxy filing process with respect to the above announcement, it will not be hosting a quarterly conference call with respect to its second quarter fiscal 2019 results.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and optical components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is selling and continuing to develop products for dual-mode radiation detection solutions for security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Massachusetts, New Jersey, New York and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, our expectations regarding results of operations, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the success of efforts to develop a successful Xcede Patch and to fund that development, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures, the strength of our intellectual property portfolio, perceived benefits and costs of the proposed stock split transaction, the number of shares of the Company’s common stock that are expected to be cashed out in the such transaction and the timing and stockholder approval of such transaction.. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue,” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of hemostatic patch, clinical results of Xcede’s programs which may not support further development, the ability of our RMD business unit to identify and pursue possible continued development opportunities for the Xcede patch, which is not assured, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, seasonality, the many variables that may impact the Company’s projected cost savings, variables and risks related to consummation of the proposed stock split transaction, SEC regulatory review of the Company’s filings related to the such transaction, and the continuing determination of the Board of Directors and Special Committee that such transaction is in the best interests of all stockholders. as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 21, 2018, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	March 31, 2019	September 30, 2018
ASSETS
Current Assets
Cash and cash equivalents	$350,000	$2,327,000
Accounts receivable, net	3,950,000	4,069,000
Unbilled receivables	2,553,000	1,215,000
Contract assets	19,000	-
Inventories, net of reserves	4,525,000	4,106,000
Prepaid expenses and other current assets	847,000	664,000
Total current assets	12,244,000	12,381,000

Property, Plant and Equipment, net	8,020,000	8,098,000
Other Assets
Intangibles, net	701,000	755,000
Deferred tax asset	4,198,000	4,333,000
Goodwill	5,900,000	5,900,000
Long term contract assets	26,000	7,000
Security deposits	53,000	58,000
Total other assets	10,878,000	11,053,000

Total Assets	$31,142,000	$31,532,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Equipment line of credit	$484,000	$-
Current portion of long-term debt	1,307,000	1,246,000
Capital lease obligations, current	33,000	40,000
Accounts payable	2,218,000	2,355,000
Contract liabilities	25,000	253,000
Accrued expenses and other liabilities	2,469,000	2,803,000
Total current liabilities	6,536,000	6,697,000

Long-term Liabilities
Long-term debt	1,660,000	2,075,000
Long-term capital lease obligations	38,000	52,000
Deferred tax liability	205,000	205,000
Other long-term liabilities	180,000	175,000
Total long-term liabilities	2,083,000	2,507,000

Stockholders' Equity
Dynasil stockholders' equity	21,249,000	21,029,000
Noncontrolling interest	1,274,000	1,299,000
Total stockholders' equity	22,523,000	22,328,000

Total Liabilities and Stockholders' Equity	$31,142,000	$31,532,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2019	2018	2019	2018
Net revenue	$11,532,000	$10,255,000	$21,560,000	$19,443,000
Cost of revenue	7,174,000	6,310,000	13,510,000	11,958,000
Gross profit	4,358,000	3,945,000	8,050,000	7,485,000
Operating expenses:
Sales and marketing	477,000	388,000	875,000	667,000
Research and development	147,000	215,000	324,000	524,000
General and administrative	3,410,000	3,262,000	6,652,000	6,418,000

Total operating expenses	4,034,000	3,865,000	7,851,000	7,609,000
Income (loss) from operations	324,000	80,000	199,000	(124,000)
Interest expense, net	46,000	45,000	88,000	88,000
Income (loss) before taxes	278,000	35,000	111,000	(212,000)
Income tax (benefit)	206,000	(1,255,000)	141,000	(595,000)
Net income (loss)	72,000	1,290,000	(30,000)	383,000
Less: Net loss attributable to noncontrolling interest	(4,000)	(33,000)	(13,000)	(108,000)
Net income (loss) attributable to common stockholders	$76,000	$1,323,000	$(17,000)	$491,000

Net income (loss)	$72,000	$1,290,000	$(30,000)	$383,000
Other comprehensive income (loss):
Foreign currency translation	145,000	222,000	4,000	257,000
Total comprehensive income (loss)	217,000	1,512,000	(26,000)	640,000
Less: comprehensive income (loss) attributable to noncontrolling interest	(4,000)	(33,000)	(13,000)	(108,000)
Total comprehensive income (loss) attributable to common stockholders	$221,000	$1,545,000	$(13,000)	$748,000

Basic net income (loss) per common share	$0.00	$0.08	$(0.00)	$0.03
Diluted net income (loss) per common share	$0.00	$0.08	$(0.00)	$0.03

Weighted average shares outstanding
Basic	17,433,249	17,133,468	17,379,113	17,090,530
Diluted	17,433,249	17,133,468	17,379,113	17,090,530